Alexander's Tower LLC
                               888 Seventh Avenue
                            New York, New York 10019


                                December 21, 2001



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  Filing Desk

 Re: Alexander's Tower LLC Registration Statement on Form 10 (File No. 0-33181)

Ladies and Gentlemen:

              Alexander's Tower LLC (the "Company") hereby requests the withdrawal and termination of its registration statement (the "Registration Statement") on Form 10 (File No. 0-33181).

              Concurrently herewith, the Company is also filing a Form 15 to effectuate the suspension of its duty to file reports under Sections 13 and 15(d) of the Exchange Act.

              The reason for the withdrawal and termination of registration is because the Company's parent company, Alexander's, Inc. has decided that it is delaying the planned distribution of the Company's common stock.

              For the foregoing reasons, the Company respectfully requests that the SEC issue an order (or other appropriate confirmation) granting the withdrawal of the Registration Statement as soon as possible, and provide a copy of such order to the undersigned as soon as it is available, and a copy of such order, counsel to the Company.

              If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (201) 587-1000.

                                             Sincerely,



                                             By:  /s/ Joseph Macnow
                                                --------------------------------
                                                Executive Vice President

cc:   Stuart Fleischmann